File No. 70-9707

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM U-1

APPLICATION-DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

AGL Capital Corporation
AGL Capital Trust I
AGL Capital Trust II
AGL Energy Corporation
AGL Interstate Pipeline Company
AGL Investments, Inc.
AGL Macon Holdings, Inc.
AGL Networks, LLC
AGL Peaking Services, Inc.
AGL Propane Services, Inc.
AGL Rome Holdings, Inc.
AGL Services Company
Atlanta Gas Light Company
Atlanta Gas Light Services, Inc.
Chattanooga Gas Company
Customer Care Services, Inc.
Energy Risk Insurance Services Corporation
Georgia Energy Company
Georgia Gas Company
Georgia Natural Gas Company
Georgia Natural Gas Services, Inc.
Global Energy Resources Insurance Corporation
Pinnacle LNG, Inc.
Pivotal Energy Services, Inc.
Pivotal Propane of Virginia, Inc.
Sequent, LLC

Sequent Energy Management, LP
Sequent Energy Marketing, LP
Sequent Holdings, LLC
Southeastern LNG, Inc.
TES, Inc.
Trustees Investments, Inc.
Utilipro Inc.
Virginia Natural Gas, Inc.

c/o AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

AGL Resources Inc.

(Name of top registered holding company AGL Resources of
each applicant or declarant)

Paul R. Shlanta
Senior Vice President, General Counsel,
Corporate Secretary and Chief Compliance Officer
AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

(Name and address of agent for service)

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The Commission is requested to send copies of all notices, orders and communications in connection with this application to:

Markian Melnyk
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
1875 Connecticut Avenue, N.W.
Suite 1200
Washington, D.C. 20009-5728
Phone (202) 986-8000
Fax (202) 986-8102

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This Post-Effective Amendment No. 3 revises the Form U-1 Application/Declaration in this proceeding, originally filed in File No. 70-9707 on June 22, 2000, and restates and replaces Post-effective Amendment No. 1, filed on June 4, 2003, and Post-effective Amendment No. 2 filed on December 11, 2003.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

Introduction

By order dated October 5, 2000, the Commission granted the application/declaration of AGL Resources Inc. ("AGL Resources") to acquire the outstanding common stock of Virginia Natural Gas, Inc. ("VNG"), a Virginia gas public utility company, under the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"). AGL Resources Inc., Holding Co. Act Release No. 27243 (October 5, 2000) ("Merger Order"). In the Merger Order, the Commission also granted AGL Resources financing, affiliate transaction and other authorizations necessary to operate a registered holding company system in accordance with the Act. Following issuance of the Merger Order, AGL Resources consummated the VNG acquisition and registered as a holding company under the Act. In addition to VNG, AGL Resources has two other wholly-owned gas public utility subsidiaries, Atlanta Gas Light Company ("AGLC"), and Chattanooga Gas Company ("CGC").

The Proposed Tax Allocation Agreement

In the Merger Order, the Commission reserved jurisdiction over a proposed tax allocation agreement provided as Exhibit M-1 to the Application, pending completion of the record. AGL Resources and the other applicants are filing this post-effective amendment to supplement the record with regard to the proposed tax allocation agreement, to amend and restate Exhibit M-1, and to request that the Commission release jurisdiction over this matter and authorize the proposed amended and restated tax allocation agreement ("TAA").[1] The TAA and the statutory basis for its authorization are discussed in detail in Item 3, below.

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[1] The TAA differs from the proposed tax allocation agreement provided initially as Exhibit M-1 in format and various details. The substantive aspect of both proposed tax allocation agreements is, however,

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In the Merger Order, the Commission also reserved jurisdiction over a request to retain AGL Resources' interest in Trustees Investments, Inc. and the participation of nonutility subsidiaries formed or acquired subsequent to the issuance of the Merger Order in the AGL Resources system money pool, in each case pending completion of the record. AGL Resources requests that the Commission continue to reserve jurisdiction over such matters.

The Applicants

AGL Resources is a registered holding company located in Atlanta, Georgia. AGLC is a natural gas local distribution utility with distribution systems and related facilities serving 237 cities throughout Georgia. AGLC owns all of the outstanding stock of AGL Rome Holdings, Inc. AGL Rome Holdings, Inc. owns property associated with a former manufactured gas plant in Rome, Georgia. CGC is a natural gas local distribution utility with distribution systems and related facilities serving 12 cities and surrounding areas, including the Chattanooga and Cleveland areas of Tennessee. VNG is a natural gas local distribution utility with distribution systems and related facilities serving 8 cities in the Hampton Roads region of southeastern Virginia. AGLC, CGC and VNG are regulated with respect to rates, maintenance of accounting records and various other service and safety matters by the Georgia Public Service Commission, the Tennessee Regulatory Authority, and the Virginia State Corporation Commission, respectively.

All of the AGL Resources subsidiaries noted below are wholly-owned directly or indirectly by AGL Resources, unless otherwise stated. Georgia Natural Gas Company ("GNG"), a subsidiary of AGL Resources, owns a non-controlling 70% financial interest in SouthStar Energy Services LLC ("SouthStar"). SouthStar, a joint venture formed in 1998, markets retail natural gas and related services to industrial, commercial and residential customers, principally in Georgia.[2] GNG and SouthStar are "gas-related companies" under Rule 58 of the Act.

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unchanged. The TAA, like the original Exhibit M-1, proposes that AGL Resources retain the tax benefit related to indebtedness incurred to finance the acquisition of VNG.

[2] SouthStar is not an applicant in this proceeding.

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AGL Investments, Inc. ("AGLI") is an intermediate holding company for AGL Resources' investments in Sequent Energy Management, LP, AGL Networks, LLC ("AGL Networks"), AGL Propane Services, Inc. and AGL Energy Corporation, and other non-utility subsidiaries. Sequent, LLC is an intermediate holding company for Sequent Energy Management, LP; Sequent Energy Marketing, LP; and Sequent Holdings, LLC; collectively referred to as "Sequent." Sequent provides asset optimization, gas supply services, and wholesale marketing and risk management services for third parties and AGL Resources' utility subsidiaries. The Sequent organization is a "gas-related company" under Rule 58 of the Act. AGL Networks is a carrier-neutral provider of last-mile infrastructure and dark fiber solutions to a variety of customers in Atlanta, Georgia and Phoenix, Arizona. AGL Networks is an exempt telecommunications company under Section 34 of the Act. AGL Propane Services, Inc. holds a 22.36% membership interest in US Propane L.P.; and AGL Energy Corporation holds a membership interest in US Propane, LLC, the general partner of US Propane L.P. US Propane L.P. owns all of the general partnership interests and approximately 25% of the limited partnership interests, in Heritage Propane Partners, L.P. ("Heritage"). Heritage, a publicly traded company, is a marketer of propane through a nationwide retail distribution network.[3] AGL Resources announced on November 7, 2003 that it plans to sell all of its general and limited partnership interests in Heritage. AGLI also holds the following active companies: Trustees Investments, Inc., which owns a residential and retail development in Savannah, Georgia, located on or adjacent to manufactured gas plant sites; Customer Care Services, Inc.; Pivotal Energy Services, Inc. and Southeastern LNG, Inc.

AGL Services Company is a service company established in accordance with Section 13 of the Act. AGL Services Company provides business services to AGL Resources' various subsidiaries. Global Energy Resources Insurance Corporation ("GERIC"), a captive insurance company formed under Commission Order dated April 13, 2001, Holding Co. Act Release No. 27378, is engaged in underwriting certain insurance for AGL Resources and its subsidiaries. Effective May 20, 2003, Energy Risk Insurance Services Corporation ("ERISC")

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[3] US Propane L.P., US Propane LLC and Heritage are not applicants in this proceeding.

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was incorporated to carry on general insurance business or activities as an adjuster. GERIC owns 100% of ERISC common stock.

AGL Capital Corporation ("AGL Capital") is a financing subsidiary that provides for the ongoing financing needs of AGL Resources through a commercial paper program, the issuance of various debt and hybrid securities and other financing arrangements. AGL Capital Trust I and AGL Capital Trust II are Delaware statutory business trusts established for the purpose of issuing preferred securities. AGL Resources owns 100% of AGL Capital Trust I common stock, and AGL Capital Trust I owns AGL Resources' 8.17% Junior Subordinated Deferrable Interest Debentures. AGL Capital owns 100% of AGL Capital Trust II's common stock, and AGL Capital Trust II owns AGL Capital's 8% Junior Subordinated Deferrable Interest Debentures.

Pivotal Propane of Virginia, Inc. was formed on September 26, 2003 as a wholly-owned subsidiary of AGL Resources to construct and operate a propane air facility pending approval by the Virginia State Corporation Commission.

The following companies have been dissolved, converted into other businesses, or are now inactive businesses. AGL Consumer Services, Inc. and AGL Energy Wise Services, Inc. were dissolved on December 17, 2002. AGL Energy Services, Inc. was converted into a Georgia limited liability company ("AGL Energy Services, LLC") on January 29, 2001, and its name was officially changed to Sequent, LLC on April 9, 2001. AGL Gas Marketing, Inc., AGL Power Services, Inc. and Georgia Engine Sales and Service Co. were dissolved September 14, 2001. AGL Interstate Pipeline Company, AGL Macon Holdings, Inc., AGL Peaking Services, Inc., Georgia Gas Company, Atlanta Gas Light Services, Inc., Georgia Natural Gas Services, Inc., Pinnacle LNG, Inc. and TES, Inc. are inactive. AGL Propane, Inc. was combined with the propane operations of Atmos Energy Corporation, Piedmont Natural Gas Company and TECO Energy, Inc. on August 10, 2000 to form US Propane LP. Georgia Energy Company was written off during the year 2002. Network Energies, Inc., Network Energies, LP and Retired Main, LLC were dissolved on December 20, 2002. Peachtree Pipeline Company was dissolved May 16,

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2002. Utilipro Canada Corporation was dissolved August 22, 2002. Utilipro Inc. had a portion of its assets sold as of February 28, 2001 and the remaining assets were combined with Customer Care Services, Inc. as of March 5, 2001. Utilipro International, Inc. was dissolved September 3, 2002. The dissolved companies listed above are not applicants in this proceeding. This application would not affect the use of any carry-over or other tax attributes from such dissolved companies or their successors in interest in the consolidated tax filings of the AGL Resources system in accordance with Rule 45(c).

The Applicant subsidiaries can be reached care of AGL Resources, Ten Peachtree Place, Atlanta, Georgia 30309.

Reporting

AGL Resources will supplement its Rule 24 report in this proceeding for the quarterly period in which AGL Resources files its consolidated federal income tax return, with:

> (1) information showing the calculation of the portion of AGL Resources' loss that is attributable to interest expense on the Acquisition Indebtedness (defined below); and
> (2) a spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group.

Rule 54 Analysis

The proposed transaction is also subject to Rule 54, which refers to Rule 53. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an exempt wholesale generator ("EWG") unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or foreign utility companies ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. AGL Resources has no investments in EWGs or FUCOs and, accordingly, Rule 53 is inapplicable and Rule 54 is satisfied.

ITEM 2. FEES, COMMISSIONS, AND EXPENSES

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The fees, commissions and expenses incurred or to be incurred in connection with seeking the relief proposed in this Post-effective Amendment are estimated at not more than $15,000.

DC 243098.5 06445 00714 11/19/03 10:17am

ITEM 3. APPLICABLE STATUTORY PROVISIONS

Introduction

AGL Resources acquired all the issued and outstanding VNG common stock on October 6, 2000 for a cash payment of approximately $535 million. AGL Resources financed the purchase consideration through the issuance of commercial paper with a principal amount of $660 million of which $125 million remained after the purchase of VNG's common stock and was utilized to repay short-term debt. After the acquisition, AGL Resources refinanced a portion of the debt incurred with more permanent debt financing. In particular, on February 23, 2001, AGL Capital issued senior notes under an indenture dated February 20, 2001, in an aggregate principal amount of $300 million. Additionally, in May 2001, AGL Capital issued $150 million in principal amount of 8.0% capital securities. Each of these offerings was fully and unconditionally guaranteed by AGL Resources. The proceeds of both offerings were used to refinance portions of the short-term debt borrowings under the commercial paper program. As of June 30, 2003, $300 million and $147.3 million in principal amounts of the senior notes and capital securities, respectively were outstanding, and $140.0 million in commercial paper borrowings with interest rates of 1.3% were outstanding. The initial $535 million aggregate principal amount of commercial paper as it may be refinanced from time to time in accordance with the Act, the rules thereunder and any applicable Commission orders (including related costs), is hereafter referred to as the "Acquisition Indebtedness." The annual interest expense incurred by AGL Resources in connection with the Acquisition Indebtedness is currently approximately $43.2 million per year.

The companies in the AGL Resources registered holding company system (the "Group") generally file consolidated income tax returns.[4] The interest expense on the Acquisition

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[4] As of December 31, 2002, AGL Resources' wholly-owned subsidiary of Georgia Natural Gas Company owned a 50% interest in SouthStar Energy Services LLC. Additionally, AGL Resources' wholly-owned subsidiaries of AGL Propane Services, Inc. and AGL Energy Corporation owned 22.36% interests in US Propane, LP and in US Propane, LLC, respectively. Additionally, US Propane, LP owns all the general partnership interests directly or indirectly and approximately 29% or 4,641,282 common units of the

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Indebtedness will offset part of the Group's consolidated taxable income and, consequently, reduce the Group's overall tax liability. It is estimated that interest expense deductions related to the Acquisition Indebtedness would reduce the Group's consolidated tax liability by $15.1 million per year assuming a federal tax rate of 35% on the estimated consolidated federal taxable income of the Group. The TAA to be entered into among the Group companies provides for the manner of allocating the benefits and burdens associated with the filing of consolidated income tax returns. It will apply to consolidated income tax returns filed by the Group for periods subsequent to the consummation of the VNG acquisition (*i.e.*, the TAA would be effective for the tax year ending September 30, 2001, and subsequent periods).

The TAA allocates the benefits and burdens associated with the filing of consolidated income tax returns by the Group to the members ("Members"). The allocation method under the TAA is designed to comply with US Treasury Regulations under the Internal Revenue Code of 1986 as amended (the "Code"), and with Rule 45(c) under the Act. The one exception with respect to Rule 45(c), however, is that AGL Resources is permitted under the TAA to be reimbursed for the tax benefit associated with the interest expense deductions on Acquisition Indebtedness. Because the TAA differs from the requirements of Rule 45(c) in that limited respect, specific authorization for the TAA was sought in AGL Resources' initial application for authorization to acquire VNG and is again being sought in this post-effective amendment.

The Allocation Methodology of AGL Resources' Proposed Tax Allocation Agreement

The TAA specifies the methodology to be followed in allocating tax liability payments and payments for the use of tax benefits among the Members. The TAA apportions the federal consolidated tax liability of the Group among the Members under the method described in Sections 1.1502-33(d)(3) and 1.1552-1(a)(2) of the Code. The general effect of this method is to

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limited partnership interests in Heritage Propane Partners, L.P. AGL Resources' wholly-owned subsidiaries of Georgia Natural Gas Company, AGL Propane Services, Inc. and AGL Energy Corporation are included in the "Group" as that term is utilized in this application. However, SouthStar Energy Services LLC, US Propane, LP, US Propane, LLC and Heritage Propane Partners, L.P. are not included in AGL Resources' consolidated tax filings and, consequently, they presently are not included in the "Group" as that term is used in this application.

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first allocate the consolidated tax liability among the Members of the Group on the basis of the percentage of the total consolidated tax which the tax of such Member, if computed on a separate return basis, would bear to the total amount of the taxes for all Members of the Group as computed on a separate return basis. Then the method allocates an additional amount (the "Tax Benefit Amount") to each Member up to, but not greater than, the excess, if any, of its separate return tax liability over the amount allocated to such Member in the first step. The total of the Tax Benefit Amounts allocated to Members is paid to the Members that had items of deduction, loss or credits to which such Tax Benefit Amount is attributable.

A registered holding company will generally have significant expenses from managing the businesses that it holds (even disregarding acquisition debt interest expenses) and little offsetting income since it is not directly engaged in businesses.[5] AGL Resources' expenses create tax benefits that reduce the Tax Benefit Amount paid by its subsidiaries. For this reason, for all subsidiaries with separate taxable incomes the Tax Benefit Amount plus the Member's portion of the consolidated Group tax liability will generally be less than the Member's separate tax liability. To make sure that a Member does not pay more than its separate tax liability as a result of participating in the filing of a consolidated tax return, the TAA provides that the Tax Benefit Amount allocated to any Member should be up to, but not greater than, the excess, if any, of the Member's separate return liability less that Member's share of the consolidated tax liability.

Under the TAA, AGL Resources is entitled to receive payment for tax benefits attributable to the Acquisition Indebtedness. It is this aspect of the TAA that differs from the allocation method specified by Rule 45(c). Under Rule 45(c)(5), all associate companies with taxable income, and hence a positive allocation of tax liability, are required to pay the amount allocated, but only the subsidiary companies with tax benefits, and hence a negative allocation, are entitled to receive current payment for their tax benefits. The term "associate company"

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[5] In the event that AGL Resources had net taxable income rather than the typical case where it would be expected to have a net loss, AGL Resources also would pay its tax liability in the manner computed for all other Members.

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includes a holding company and all of its subsidiaries, whereas the term "subsidiary company" is generally understood to exclude holding companies. Because, as a technical matter, the TAA does not comply with Rule 45(c), its authorization by Commission order is necessary.

AGL Resources will have responsibility for the preparation of consolidated tax returns and managing payments made under the TAA. Tax Benefit Amount payments made to Members contributing tax benefits to the consolidated return will be made at approximately the same time the related payments of consolidated group tax are made to the appropriate taxing authorities.

Statutory Basis for the Regulation of Tax Allocation Agreements

Applicants request that the Commission authorize the TAA under Sections 12(b) and 12(f) of the Public Utility Holding Company Act of 1935 (the "Act"). Section 12(b) of the Act states that a registered holding company or subsidiary company thereof may not "lend or in any manner extend its credit to or indemnify any company in the same holding company system in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder."

Section 12(f) of the Act states that a registered holding company or subsidiary company thereof may not "negotiate, enter into or take any step in the performance of any transaction not otherwise unlawful under this title, with any company in the same holding company system or with any affiliate of a company in such holding company system in contravention of such rules, regulations or orders regarding reports, accounts, costs, maintenance of competitive conditions, disclosure of interest, duration of contracts, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules and regulations thereunder."

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Rule 45(c) under the Act was adopted under Section 12 to regulate tax allocation agreements because they could involve implicit loans, extensions of credit or indemnities[6] and because they had been used by holding companies to exploit utility companies through the misallocation of consolidated tax return benefits.[7] Rule 45(c) prescribes a method of allocating tax liability and sharing consolidated tax return savings that is designed to prevent misallocations that would be detrimental to utility subsidiaries and consumers. As a safe harbor, Rule 45(c) does not address all possible situations or allocation methods. It merely provides an accepted method that the Commission has found to be consistent with the Act.

The TAA complies with Rule 45(c) in all respects except that it provides that the tax benefits related to Acquisition Indebtedness may be retained by AGL Resources. The Acquisition Indebtedness is non-recourse to VNG or the other Group members. Because AGL Resources is legally obligated for the payment of the interest expense, it is appropriate that AGL Resources retain the related tax benefits. Accordingly, AGL Resources seeks an order of the Commission releasing jurisdiction and authorizing the TAA.

The Commission Should Authorize the Proposed Agreement Under Section 12 of the Act

The Commission may authorize a tax allocation agreement by order under Section 12 of the Act if it finds that the agreement is necessary or appropriate in the public interest or for the protection of investors or consumers and does not circumvent the provisions of the Act and the rules thereunder. The TAA complies with the fundamental principle followed by the Commission in the regulation of such agreements. In particular, the TAA satisfies the separate return limitation; that no Member pay more under the agreement than such Member's separate return tax liability.

The separate return limitation has been the bedrock of the Commission's policy in this area for 60 years. In 1941, the Commission adopted an amendment to Rule U-45 to exempt a

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[6] *Adoption of Amendment to Rule Governing Allocation of Consolidated Income Taxes Among Member Companies of Registered Holding Company Systems, Rule U-45(b)(6)*, Holding Co. Act Release No. 12776 (January 12, 1955).

[7] *Allocation of Consolidated Federal Income Tax Liability By Registered Holding Companies and their Subsidiaries*, Holding Co. Act Release No. 21767 (October 29, 1980) ("Rule 45(c) Proposing Release").

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loan, extension of credit or an agreement of indemnity arising out of a joint tax return filed by a holding company and its subsidiaries.[8] Rule U-45(b)(6) conditioned the exemption upon the assumption by the top company in the group of the primary responsibility for the payment of any tax liability involved, subject to the right to contribution of the several members of the group in an amount not exceeding as to any company that percentage of the total tax which the individual tax of such company (if paid under a separate return) would bear to the total amount of individual taxes for all members of the group, for the particular tax period.

In 1955, in response to the Commission's directive to make further study of the subject of tax allocation, the SEC staff proposed, and the Commission adopted, further amendments to Rule 45(b)(6).[9] The amendments required a tax agreement to allocate the consolidated tax liability by either of two methods prescribed in the Internal Revenue Code. One method allocated the consolidated tax based on the proportion of taxable income attributable to each member and the other method allocated the consolidated tax based on the proportion of each member's separate return tax to the aggregate separate return tax of all the group members. The amendment also reaffirmed the principle that the allocations could not violate the separate return limit and, if excess tax would have been allocated to a subsidiary company but for the separate return limit, that the excess liability would be allocated among the other members of the group, including the holding company, in direct proportion to the tax savings of each member.

In 1981, Rule 45(b)(6) was revised for the last time and redesignated Rule 45(c).[10] This revision was meant to eliminate the numerous declarations and Commission orders which had been necessary because Rule 45(b)(6) did not adequately address the case in which one or more operating companies in the system suffers a loss. The allocation methods in Rule 45(b)(6) had been interpreted to require sharing of tax liabilities and savings exclusively among group companies with actual separate return tax liabilities or positive income. Consequently, companies suffering a loss had been excluded from receiving the benefit of their losses.

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[8] Holding Company Act Release No. 2902 (July 23, 1941).

[9] Holding Company Act Release No. 12776 (Jan. 12, 1955).

[10] Holding Company Act Release No. 21968 (Mar. 18, 1981) ("Rule 45(c) Adopting Release").

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The Rule 45(c) Proposing Release observed that oil and gas exploration subsidiaries often produced substantial losses, especially in the early years of operation, because large up-front development expenses were immediately deductible, while the income producing oil and gas production occurs significantly later. The Commission considered it unfair to give the benefit of losses generated by one company to another company in the group without payment.

The Commission declined to extend this logic to losses generated by holding companies because it considered a reimbursement of holding company expenses by a subsidiary to be inconsistent with Section 13(a) of the Act.

> The corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charge or contract, so as to transform them into corporate deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem inconsistent with Section 13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses.[11]

The Commission's statement that Section 13(a) prohibits the recovery of all holding company expenses from subsidiaries in the context of a tax allocation is overbroad because it is clear that with regard to intrasystem loans it is appropriate for a holding company to recover financing expenses incurred consistent with Sections 6, 7, 9, 10 and 12 of the Act from subsidiaries.[12] These divergent positions can be reconciled by understanding the "matching" principle of Rule 45(c).

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[11] Rule 45(c) Proposing Release at 6.

[12] Section 13 is concerned with fairness of allocation in charges for goods and service contracts and the economical and efficient performance of such contracts. Section 13 does not address financing transactions among companies in a registered holding company system. Sections 6, 7, 9, 10 and 12 of the Act cover intrasystem financing transactions and provide standards to assure that such transactions are entered into on terms that are consistent with the public interest and the interest of investors and

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In addition to the separate return limitation, Rule 45(c) also embodies a "matching" principle. "The rule specifies the amount to be allocated, that is, the difference between the consolidated return and separate return results, and establishes the principle of allocating to the individual members of the group the material effects of any particular features of the tax law applicable to them."[13] The example given above involving the oil exploration subsidiary that does not benefit from its production expenses illustrates the unfairness that results from violating the matching principle.

The matching principle is particularly important when utility subsidiaries are involved. The Act "deals principally with utility companies, whose rates are separately regulated under procedures which assign material weight to taxes as part of the cost of service. Uncompensated use of tax benefits intended for one utility company, to reduce the costs of another utility company, permanently assigns those benefits to an entirely different group of consumers, based solely on the fortuity of the common ownership of the utility companies and the relative timing of their respective periods of prosperity or distress."[14]

To illustrate, if a utility subsidiary earns investment tax credits from building a plant, its tax liability should reflect the benefit of the credits and its rates should also reflect the tax savings from the credits. Similarly, if the holding company incurs legal expenses from a corporate reorganization that may not properly be passed through to the subsidiary companies, the holding company should retain the tax benefit produced by the expenses. The Rule 45(c) Proposing Release observed: "The investment tax credit, an important addition to the tax law subsequent to the adoption of [Rule 45(b)(6)], is similar in significant respects to the tax loss. It is clearly identifiable to a particular member of the group, its incidence has no necessary relationship to current income, and its use in the consolidated return precludes a carryover by the company entitled to it." When a holding company tax benefit can be identified as clearly

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consumers. Those provisions of the Act do not prevent a holding company from charging reasonable and fair interest on a loan to a subsidiary in connection with financing the subsidiary's business.

[13] Rule 45(c) Adopting Release at 2-3.

[14] Rule 45(c) Proposing Release at 10.

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generated by or belonging to the holding company, it too should be permitted to be retained by the holding company.

The Acquisition Indebtedness that generated the tax benefits that AGL Resources seeks to receive payment for under the TAA is "clearly identifiable to" AGL Resources. The Acquisition Indebtedness is clearly an obligation of AGL Resources. It is not backed by the credit of the other Members. VNG and AGL Resources' other subsidiaries have not pledged their assets as collateral to secure the Acquisition Indebtedness, they have not guaranteed it and they are not obligated to pay interest or principal payments to service the Acquisition Indebtedness. The Acquisition Indebtedness was used to acquire the equity securities of VNG. The interest expense incurred by AGL Resources continues to accrue whether or not VNG has net income or a net loss. Lastly, if net operating losses incurred by AGL Resources as a result of the Acquisition Indebtedness are used in the consolidated return, AGL Resources would be precluded from carrying over the loss to future periods.

This view of the Acquisition Indebtedness is consistent with the position taken by the Commission's accounting staff under Staff Accounting Bulletin 54, Question 3. In that bulletin, the staff was asked how to present subsidiary B's financial statements where holding company A had borrowed funds to acquire substantially all of subsidiary B's common stock. Subsidiary B had subsequently filed a registration statement to issue equity or debt and the question presented was whether subsidiary B's new basis ("push down") financial statements should include holding company A's debt related to its purchase of subsidiary B. The staff responded:

> The staff believes that Company A's debt, related interest expense, and allocable debt issue costs should be reflected in Company B's financial statements included in the public offering (or an initial registration under the Exchange Act) if: (1) Company B is to assume the debt of Company A, either presently or in a planned transaction in the future; (2) the proceeds of a debt or equity offering of Company B will be used to retire all or part of Company A's debt; or (3) Company B guarantees or pledges its assets as collateral for Company A's debt.

> Other relationships may exist between Company A and Company B, such as the pledge of Company B's stock as collateral for Company A's debt. While in this latter situation, it may be clear that Company B's cash flows will service all or part of Company A's debt, the staff does not insist that

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> the debt be reflected in Company B's financial statements providing that
> there is full and prominent disclosure of the relationship between
> Companies A and B and the actual or potential cash flow commitment.

Under these standards, the Acquisition Indebtedness is clearly an obligation of AGL Resources and not an obligation of the other Members. Consequently, the tax benefit related thereto should be permitted to be retained by AGL Resources. The Commission reached the same conclusion in its order authorizing the parent holding company of National Grid's US corporate group to retain the tax benefits related to acquisition debt incurred in the merger with New England Electric System ("NEES").[15] "In addition, because the NEES Group has no obligation with respect to the Merger-Related Debt and the debt does not affect the NEES Group's financial position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the Tax Allocation Agreement."[16]

The proposed tax allocation agreement is substantially similar to the tax allocation agreement authorized by the Commission in the National Grid order referenced above, and re-authorized in the Commission's order authorizing National Grid's merger with Niagara Mohawk Holdings, Inc.[17] Recently, the Commission staff also issued a similar order by delegated authority permitting Progress Energy, Inc. to retain the tax benefit of acquisition debt incurred in connection with the financing of Progress Energy's acquisition of Florida Progress Corp.[18] The extensive record of precedent in this area strongly supports a determination by the Commission to release jurisdiction over, and authorize, AGL Resources' proposed TAA.

Conclusion

The proposed TAA is substantially the same in all material respects as the tax allocation agreements previously authorized by the Commission. It is consistent with Rule 45(c), except to the limited extent that it allows AGL Resources to retain the tax benefit associated with the

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[15] *National Grid Group plc*, Holding Co. Act Release No. 27154 (March 15, 2000).

[16] *Id*. at 71.

[17] *National Grid Group plc*, Holding Co. Act Release No. 27490 (January 16, 2002).

[18] *Progress Energy, Inc.*, Holding Co. Act Release No. 27522 (April 18, 2002).

Acquisition Indebtedness. The TAA is also consistent with Section 12 of the Act, the general investor, consumer and public interest standards of the Act, and with the policy reasons underlying the Commission's adoption of Rule 45(c), in particular, the separate return limit and the matching principle. The proposed TAA presents no novel issues under the Act and the Commission staff may release jurisdiction and authorize the TAA by delegated authority.

For all these reasons, the Commission should authorize Applicants' proposed tax allocation agreement.

ITEM 4.   REGULATORY APPROVAL

No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5.   PROCEDURE

The Commission is respectfully requested to issue the authorization requested herein forthwith. The requisite notice under Rule 23 with respect to this transaction was published on August 22, 2000 (Holding Co. Act Release No. 26995).

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

A. **Exhibits**

F-3   Opinion of Counsel

M-1   Form of Tax Allocation Agreement (as amended and restated).

B. **Financial Statements**

Not applicable

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

The proposed transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the

20

National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this post-effective amendment to its Application to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 19, 2003	AGL Resources Inc. AGL Capital Corporation AGL Capital Trust I AGL Capital Trust II AGL Energy Corporation AGL Interstate Pipeline Company AGL Investments, Inc. AGL Macon Holdings, Inc. AGL Networks, LLC AGL Peaking Services, Inc. AGL Propane Services, Inc. AGL Rome Holdings, Inc. AGL Services Company Atlanta Gas Light Company Atlanta Gas Light Services, Inc. Chattanooga Gas Company Customer Care Services, Inc. Energy Risk Insurance Services Corporation Georgia Energy Company Georgia Gas Company Georgia Natural Gas Company Georgia Natural Gas Services, Inc. Global Energy Resources Insurance Corporation Pinnacle LNG, Inc. Pivotal Energy Services, Inc. Pivotal Propane of Virginia, Inc. Sequent, LLC Sequent Energy Management, LP Sequent Energy Marketing, LP

DC 243098.5 06445 00714 11/19/03 10:17am

	Sequent Holdings, LLC Southeastern LNG, Inc. TES, Inc. Trustees Investments, Inc. Utilipro Inc. Virginia Natural Gas, Inc. By: /s/ Paul R. Shlanta Name: Paul R. Shlanta Title: Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer AGL Resources Inc.

DC 243098.5 06445 00714 11/19/03 10:17am

Exhibit Index

M-1   Form of Tax Allocation Agreement (as amended and restated).

DC 243098.5 06445 00714 11/19/03 10:17am